Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS THIRD QUARTER 2021 FINANCIAL RESULTS

Records $13.5 million gain on sale of Electronics & Software business segment

Minnetonka, MN – November 15, 2021 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), which has operated as a global IoT intelligent edge products and IT managed services company, today announced consolidated financial results for the third quarter (“Q3”) ended September 30, 2021.

Management Comments for Q3 2021

Roger Lacey, CSI’s Interim CEO and Chairman of the Board, commented, “During Q3 2021, we continued our positive trajectory of growing revenues and improving margins in our Services & Support business segment, after the loss of that segment’s large educational customer.  Our acquisitions of Ecessa in May of 2020 and IVDesk by JDL in late 2020, and our efforts to provide clients with add-on services resulted in a 74% increase of recurring revenues to $1.5 million in Q3 of 2021 as compared to the same quarter of last year, while margins improved due to steps we took to both lower our overhead and increase our higher-margin services revenue.  Our focus in Q3 and continuing into Q4 has been on integrating the offerings of these three companies to create a new product for the market that leverages the success each has had in its space and to provide an end-to-end business solution for new and existing clients.  Also of note, the sale of our Electronics & Software (“E&S”) business segment to Lantronix, Inc. (Nasdaq: LTRX) (“Lantronix”) closed on August 2, 2021. Therefore, all results from our former E&S segment are included in discontinued operations for the 2021 third quarter and all prior periods.”

Mr. Lacey added, “During the quarter, we continued to make progress towards our goal of completing the previously announced merger transaction with Pineapple Energy, LLC (“Pineapple”), a growing U.S. operator and consolidator of residential solar, battery storage, and grid services solutions.  As previously announced, our plan has been to distribute available sale proceeds from any pre-merger divestitures, together with other available cash in the form of a cash dividend to existing CSI shareholders prior to the effective date of the Pineapple merger.  On October 15, 2021, CSI paid a special dividend of $3.50 per share for a total of $34.0 million from the $40.9 million of cash, cash equivalents, and liquid investments on our balance sheet as of September 30, 2021, which included $23.6 million in proceeds received from Lantronix following the sale of the E&S segment.”

Mr. Lacey added, “Additionally, under terms of the merger agreement, each CSI shareholder as of the close of the business day immediately preceding the effective time of the merger will receive Contingent Value Rights (“CVRs”) that reflect the right to receive a portion of the net proceeds from the sale of legacy CSI businesses and assets, after the closing of the merger. The Company intends to pay any additional dividends prior to the merger and make any payments to the holders of the CVRs after the merger using supplementary cash, cash equivalents, and investments and proceeds to be received from other legacy CSI assets and businesses that may be sold before or after the merger with Pineapple is completed, including:

•

Up to an additional $7.0 million that may be paid by Lantronix to CSI in earnouts based on revenue milestones for the Transition Networks and Net2Edge businesses in the two 180-day periods following the August 2, 2021 closing of the sale.

•	Potential sale of Services & Support business segment.
•	Potential sale of real estate holdings and investments.”

Mark Fandrich, the Company’s Chief Financial Officer added, “On November 12, 2021, we filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary proxy statement of CSI relating to a special meeting to seek shareholder approval of the Pineapple merger transaction and other matters and that also constitutes a preliminary prospectus of CSI relating to the Pineapple merger transaction. This was an important milestone for the Pineapple merger transaction, and we look forward to providing additional updates to our shareholders as we move forward.”

CSI shareholders and investors should review the important information below under “Additional Information about the Merger and Where to Find It.”

Q3 2021 Summary

•	Q3 2021 consolidated sales from continuing operations decreased by 45.5% to $1.8 million compared to $3.4 million in Q3 2020 due the previously announced loss of a major educational customer.
•	Q3 2021 consolidated gross profit decreased by 39% to $0.7 million from $1.2 million in the same period of 2020. Gross margin increased to 39.1% in Q3 2021 from 35.0% in Q3 2020.
•	Q3 2021 consolidated operating loss from continuing operations was $1.9 million compared to a Q3 2020 consolidated operating loss from continuing operations of $965,000.
▪	Services & Support operating income was $55,000 compared to operating income of $431,000 in Q3 2020.
▪

Other operating expenses were $1.9 million, compared to $1.4 million of other operating expenses in Q3 2020, with the increase due to merger-related costs for the planned merger transaction with Pineapple.

•

Income from discontinued operations in Q3 2021 was $10.4 million and included the gain on the sale of the Company’s Electronics & Software segment.  This compared to $961,000 from discontinued operations in Q3 2020.

•	Q3 2021 net income was $8.6 million, or $0.89 per diluted share, compared to a net income of $262,000, or $0.03 per diluted share, in Q3 2020.
•	At September 30, 2021, the Company had cash, cash equivalents, and liquid investments totaling $40.9 million, dividends payable of $34.0 million and working capital of $3.5 million.

Q3 2021 Segment Financial Overview

Services & Support

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Sales	$1,947	$3,530	$5,719	$5,882
Gross profit	834	1,340	2,260	2,090
Operating (loss) income	55	431	(376)	370

Services & Support sales decreased 45% to $1,947,000 in the third quarter of 2021 compared to $3,530,000 in the third quarter of 2020.  Revenues from the education sector decreased $2,248,000 or 97% in the third quarter of 2021 as compared to the 2020 third quarter due to the substantial completion of projects from the Company’s Florida school district customer in the prior year. The Company was not selected as the primary vendor on the next multi-year project for this school district, but has been selected as the secondary vendor for structured cabling and enterprise networking.

Revenue from sales to SMBs, which are primarily financial, healthcare and commercial clients, increased $721,000 or 69% in the third quarter of 2021 as compared to the third quarter of 2020 due to the acquisition of the assets of IVDesk on November 3, 2020. Project and product revenue decreased $2,314,000 or 89% in the third quarter of 2021 as compared to the third quarter of 2020 primarily due to the decrease in the education sector. Services and support revenue increased $731,000 or 80% as compared to the same quarter of the prior year due to the Company’s acquisition of Ecessa and its service and support revenue on its SD-WAN products as well as the acquisition of IVDesk, which contributed $634,000 in revenue during the quarter. Overall, Ecessa contributed $565,000 in revenue during the quarter, an increase of $30,000 over the third quarter of the prior year.

Gross profit decreased 38% to $834,000 in the third quarter of 2021 compared to $1,340,000 in the same period in 2020 due to the decrease in the education sector revenue. Gross margin increased to 42.8% in the third quarter of 2021 compared to 38.0% in the third quarter of 2020 due to the increase in services & support revenue, which has higher margins. Selling, general and administrative expenses decreased 17% in the third quarter of 2021 to $669,000, or 34.4% of sales, compared to $803,000, or 22.7% of sales, in the third quarter of 2020 due to lower compensation related expenses on lower headcount.

Services & Support reported operating income of $55,000 in the third quarter of 2021 compared to operating income of $431,000 in the same period of 2020, primarily due to lower revenues into the education sector.

Discontinued Operations

On August 2, 2021, the Company and Lantronix, Inc. (“Lantronix”) completed the sale by CSI to Lantronix of all issued and outstanding stock of CSI’s wholly owned subsidiary, Transition Networks, Inc., and the entire issued share capital of its wholly owned subsidiary, Transition Networks Europe Limited (collectively with Transition

Networks, Inc., the “TN Companies”), pursuant to the securities purchase agreement dated April 28, 2021 (“E&S Sale Transaction”).

On March 11, 2020, CSI announced that its Suttle, Inc. subsidiary had sold the remainder of its business lines including inventory, related capital equipment, intellectual property, and customer relationships to a third party for $8.0 million in cash, with a net working capital adjustment.

As a result of the divestitures, CSI recognized income from discontinued operations of $10.4 million, including the gain on the E&S Sale Transaction, for Q3 2021 and $961,000 for Q3 2020.

Financial Condition

CSI’s balance sheet at September 30, 2021 included cash, cash equivalents, and liquid investments of $40.9 million, and working capital of $3.5 million. The balance sheet included $34.0 million dividends payable, and stockholders’ equity of $18.6 million.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which will be filed on November 15, 2021.

About Communications Systems

Communications Systems, Inc., which has operated as an IoT intelligent edge products and IT managed services company, with its planned merger with Pineapple Energy will be positioned to acquire and grow leading local and regional solar, storage, and energy services companies nationwide.  The vision is to power the energy transition through grass-roots growth of solar electricity paired with battery storage on consumers' homes.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed Pineapple merger transaction, CSI filed with the SEC a registration statement on Form S-4 on November 12, 2021 (File No. 333-260999), that includes a preliminary proxy statement and that also constitutes a preliminary prospectus. CSI intends to file other relevant documents with the SEC regarding the proposed Pineapple merger transaction, including the definitive proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed. This press release is not a substitute for the preliminary proxy statement/prospectus or registration statement or any other document that CSI may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to shareholders of CSI.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IF AND WHEN IT

BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CSI AND THE PROPOSED PINEAPPLE MERGER TRANSACTION AND RELATED TRANSACTIONS. Investors and security holders are able to obtain free copies of the registration statement, preliminary proxy statement/prospectus and all other documents containing important information about CSI and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov.  Copies of any documents CSI files with the SEC may be obtained free of charge on CSI’s website at https://www.commsystems.com/investor-resources under “Financial Reports.”

Participants in the Solicitation

CSI and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of CSI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CSI’s  Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and an amendment to the Annual Report on Form 10-K/A, which was filed on April 30, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary proxy statement/prospectus, including any amendments thereto, as well as the definitive proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the registration statement, the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus, if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from CSI through CSI’s website at https://www.commsystems.com/investor-resources under “Financial Reports.”

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the previously announced proposed CSI- Pineapple Energy merger transaction will be completed, or that it will be completed as currently proposed, or at any particular time.  Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business, as well as the business of Pineapple Energy. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read considering these risks. Further, investors should keep in mind that the Company’s financial results in any period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether because of new information, future events, changes in assumptions or otherwise.  Current factors include:

•

up to $7 million of the purchase price from the E&S Sale Transaction is structured in the form of an earnout based on revenues generated by Lantronix in the 360 days following closing, and there is no guaranty that sufficient revenues will be recognized for the earnout to be paid to the Company;

•

as a result of the August 2, 2021 E&S Sale Transaction, the Company is no longer allocating a portion of its general and administrative expenses to the E&S segment. Therefore, the Company’s non-allocated general and administrative expenses, which are separately accounted for as “Other,” increased in the third quarter and are expected to increase in the fourth quarter;

•

conditions to the closing of the previously announced CSI-Pineapple merger transaction may not be satisfied on a timely basis or at all or the merger may involve unexpected costs, liabilities or delays;

•

related to the CSI-Pineapple merger transaction, the Company’s ability to successfully sell its other existing operating business assets and its real estate assets at a value close to their current fair market value and distribute these proceeds to its existing shareholder base;

•

the fact that the continuing CSI-Pineapple entity will be entitled to retain ten percent of the net proceeds of CSI legacy assets that are sold pursuant to any agreements entered into after the effective date of the CSI-Pineapple closing;

•

the occurrence of any other risks to consummation of the CSI-Pineapple merger transaction, including the risk that the CSI-Pineapple merger transaction will not be consummated within the expected time period or at all, or the occurrence of any event, change or other circumstances that could give rise to the termination of the CSI-Pineapple merger transaction including because the merger and the pre-closing acquisition of Hawaii Energy Connection, LLC and E-Gear, LLC were not completed by August 31, 2021;

•

risks that the CSI-Pineapple merger transaction will disrupt current CSI plans and operations or that the business or stock price of CSI may suffer as a result of uncertainty surrounding the CSI-Pineapple merger transaction;

•	the risk that CSI shareholders may not receive any payment on the contingent value rights (CVRs) that will be distributed in connection with the merger and the CVRs may otherwise expire valueless;
•	the outcome of any legal proceedings related to the CSI-Pineapple merger transaction; and
•

the fact that CSI cannot yet determine the exact amount and timing of any additional pre-CSI-Pineapple merger transaction dividends or the value of the Contingent Value Rights that CSI intends to distribute to its shareholders immediately prior to the effective date of the CSI-Pineapple merger.

Contacts:

Communications Systems, Inc. The Equity Group Inc.

Roger H. D. LaceyLena Cati

Executive Chair and Interim Chief Executive OfficerVice President

952-996-1674212-836-9611

lcati@equityny.com

Mark D. FandrichDevin Sullivan

Chief Financial OfficerSenior Vice President

952-582-6416212-836-9608

mark.fandrich@commsysinc.comdsullivan@equityny.com

Selected Income Statement Data
	Unaudited
	Three Months Ended		Nine Months Ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Sales	$1,828,299	$3,354,306	$5,313,047	$5,321,683
Gross profit	715,771	1,172,717	1,853,716	1,565,208
Operating loss from continuing operations	(1,867,432)	(964,500)	(6,156,026)	(4,043,747)
Operating loss from continuing operations before income taxes	(1,797,915)	(689,766)	(6,321,864)	(3,096,337)
Income tax expense	5,170	8,952	5,760	4,049
Income from discontinued operations	10,411,404	961,083	10,835,605	2,931,863
Net income (loss)	$8,608,319	$262,365	$4,507,981	$(168,523)

Basic net income (loss) per share	$0.89	$0.03	$0.48	$(0.02)
Diluted net income (loss) per share	$0.89	$0.03	$0.47	$(0.02)
Cash dividends declared per share	$3.50	$0.00	$3.50	$0.04

Average basic shares outstanding	9,631,064	9,355,425	9,476,264	9,323,902
Average dilutive shares outstanding	9,715,252	9,444,986	9,660,317	9,323,902

Selected Balance Sheet Data
	Unaudited Sept. 30, 2021	Audited Dec. 31, 2020
Total assets	$56,962,123	$55,556,325
Cash, cash equivalents & liquid investments	40,940,150	21,456,865
Working capital	3,540,530	28,320,602
Property, plant and equipment, net	5,800,827	7,242,072
Long-term liabilities	466,689	623,947
Stockholders’ equity	18,564,955	47,494,727